U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously reported, on April 27, 2023, Recon Technology Ltd. (the “Company”) received a written notice (the “Initial Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until October 24, 2023, to regain compliance with the Minimum Bid Price Rule. On October 25, 2023, the Staff granted an additional 180 calendar days, or until April 22, 2024 to regain compliance with the Minimum Bid Price Rule.

Additionally, as previously disclosed, on April 23, 2024 the Company received a subsequent written notice from the Staff indicating that the Staff had determined to delist the Company’s securities from The Nasdaq Capital Market based upon the Company’s continued non-compliance with the $1.00 bid price requirement unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company timely requested a hearing before the Panel, and a hearing was scheduled.

Since the Company effected an eighteen-for-one reverse stock split on May 1, 2024, the Company received a letter dated May 22, 2024 (the “Compliance Letter”) from the Listing Qualifications Hearings Department of Nasdaq notifying the Company that (i) the Company’s bid price deficiency had been cured and (ii) the Company was in compliance with all applicable listing standards. Accordingly, the Compliance Letter provided that the Company’s scheduled hearing had been determined to be moot and had been cancelled, and the Company’s ordinary shares will continue to be listed and traded on The Nasdaq Capital Market.

Exhibits

Exhibit 99.1	Press release dated May 23, 2024 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: May 23, 2024	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer